UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated October 24, 2013.

2.              Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

2

Press Release

ABB Q3: Solid performance across the business

•                      Revenues(1) and operational EBITDA(2) higher in all divisions, net income up 10 percent

•                      Base orders(3) return to year-on-year growth, large project awards remain slow

•                      New CEO outlines priorities on growth, collaboration and execution

Zurich, Switzerland, October 24, 2013 — ABB reported higher revenues, earnings and cash flows in the third quarter of 2013, on improved performance across all divisions.

Orders in early-cycle businesses, driven mainly by customer investments in improved productivity and efficiency, grew compared to the same quarter in 2012, while further delays in large project awards — mainly the result of ongoing economic uncertainties - and the strategic repositioning of the Power Systems division resulted in lower large orders.

“It was a solid quarter where we executed well to grow revenues, earnings, cash and net income despite the continued mixed business climate,” said Ulrich Spiesshofer, ABB’s CEO. “We drove good order growth in a number of key markets, including China and Germany, and our base orders returned to year-over-year growth. Project tendering activity in sectors like power transmission and oil and gas continues to increase but the award of large orders remained slow.

“At the same time, we can do more to improve our performance and deliver greater value to all of our stakeholders,” he said. “For example, we have significant opportunities to drive profitable growth through increased market penetration—delivering more to our existing customer segments—and by accelerating the development and marketing of innovative products and packaged solutions. We will also continue to expand into attractive markets, both by growing organically, as well as continuing to fill gaps in the portfolio through bolt-on acquisitions.

“The second focus area will be to improve our collaboration across the businesses to create more customer value by selling and delivering ABB’s combined automation and power portfolio. Enhanced collaboration in operations will allow us to drive productivity to the next level.

“Relentless execution will be the third focus area. We will drive sustainable cost savings momentum, cash flow as well as capital efficiency even harder. In addition, we are stepping up the focus on the successful integration of our acquisitions to maximize the return on our investments. The announcement earlier this week that Greg Scheu will lead our global acquisition integration efforts from the senior executive team reflects our commitment to realizing the value of our acquisitions.

“Looking ahead, the long-term growth drivers are fully intact but several forward-looking indicators are mixed and we still face some near-term market uncertainty,” Spiesshofer said. “But even in a volatile environment, our strong market positions, leading technologies and broad business portfolio will allow us to capture profitable growth opportunities. Therefore, we will continue to drive the top line in a very targeted way while executing on cost, business-led collaboration and improved capital efficiency.”

Key figures			Change				Change
$ millions unless otherwise indicated	Q3 13	Q3 12	US$	Local	9M 13	9M 12(4)	US$	Local
Orders	9,089	9,295	-2%	-2%	28,893	29,715	-3%	-3%
Order backlog (end Sept)	27,454	29,175	-6%	-4%
Revenues	10,535	9,745	+8%	+9%	30,475	28,315	+8%	+8%
Income from operations	1,324	1,146	+16%		3,564	3,195	+12%
as % of revenues	12.6%	11.8%			11.7%	11.3%
Operational EBITDA	1,638	1,483	+10%		4,657	4,182	+11%
as % of operational revenues	15.7%	15.3%			15.3%	14.8%
Net income attributable to ABB	835	759	+10%		2,262	2,100	+8%
Basic net income per share ($)	0.36	0.33			0.99	0.92
Cash from operating activities	1,241	768	+62%		1,561	1,341	+16%

3

Summary of Q3 results

Growth overview

The global business environment remained mixed in the third quarter. Demand in early-cycle businesses grew in line with macroeconomic developments. Growth was led by demand from both industrial and utility customers for products and solutions that help them increase the productivity and reliability of existing assets.

ABB’s ability to tap these early-cycle growth opportunities is reflected in the 5-percent increase in base orders, driven in part by ABB’s improved geographic balance, especially in the US through its successful integrations of the Thomas & Betts and Baldor Electric acquisitions. Sustained investments in sales and research and development through the cycle have also supported base order growth. Base orders were up in all divisions except Power Systems, where greater selectivity—part of the division’s repositioning towards higher value-added projects—impacted base orders in businesses such as substations.

Late-cycle capital investments by customers in markets such as power utilities and mining continued to be delayed, partly due to overcapacity in some markets as well as economic uncertainties. As a result of this and the timing of project awards, large orders (above $15 million) declined 43 percent. However, tendering activity in these markets is increasing as the underlying need for industrial productivity, infrastructure upgrades as well as grid reliability improvements remained intact across all regions. Large orders represented 9 percent of total orders, compared to 15 percent in the year-earlier period.

Service orders increased by 2 percent in the quarter and represented 17 percent of total orders, up from 16 percent in the same quarter in 2012.

Revenues rose 9 percent and were higher in all divisions, primarily on the combination of stronger growth in early-cycle businesses as well as execution of the order backlog. Service revenues increased by 5 percent in the quarter compared with a year ago and represented 15 percent of total revenues.

2013 Q3 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q3 13	Q3 12	US$	Local	Q3 13	Q3 12	US$	Local
Europe	3,001	2,871	+5%	+2%	3,684	3,428	+7%	+4%
The Americas	2,807	3,072	-9%	-7%	3,016	2,749	+10%	+12%
Asia	2,499	2,331	+7%	+9%	2,836	2,712	+5%	+6%
Middle East and Africa	782	1,021	-23%	-22%	999	856	+17%	+21%
Group total	9,089	9,295	-2%	-2%	10,535	9,745	+8%	+9%

Orders grew in Europe as double-digit increases in markets like Norway, Sweden, Germany and Switzerland more than compensated for continued weakness in southern Europe—mainly Italy—and a decline in the UK. In the Americas, US orders were unchanged versus the same period a year earlier, as lower large orders were compensated by solid growth in base orders. Order growth in China, India and South Korea contributed to higher Asia orders in the quarter, while orders in the Middle East and Africa declined due to the delay in large project awards.

4

2013 Q3 orders received and revenues by division

	Orders received				Revenues
$ millions unless otherwise indicated	Q3 2013	Q3 2012	Change in US$	Change in local currency	Q3 2013	Q3 2012	Change in US$	Change in local currency
Discrete Automation and Motion	2,410	2,266	+6%	+6%	2,539	2,306	+10%	+10%
Low Voltage Products	1,938	1,861	+4%	+3%	2,001	1,880	+6%	+6%
Process Automation	1,688	1,706	-1%	0%	2,128	1,904	+12%	+13%
Power Products	2,450	2,401	+2%	+3%	2,692	2,526	+7%	+7%
Power Systems	1,216	1,765	-31%	-30%	2,062	1,901	+8%	+10%
Corporate and other (incl. inter-division eliminations)	(613)	(704)			(887)	(772)
ABB Group	9,089	9,295	-2%	-2%	10,535	9,745	+8%	+9%

Discrete Automation and Motion: Orders were driven mainly by continued investments in robotics equipment from automotive and general industry as well as demand for products to improve industrial productivity. Revenues improved on execution of the order backlog and increased sales of products such as variable-speed drives. Service orders and revenues grew at a double-digit pace. The Power-One acquisition, completed in July, also contributed to the growth in orders and revenues.

Low Voltage Products: Orders and revenues increased in all product businesses and were higher in all regions, in line with economic developments. Revenue growth was led by Europe and Asia—including a double-digit increase in China—and was modestly higher in the Americas. Service orders and revenues grew significantly faster than total orders and revenues for the division.

Process Automation: Base orders grew across most businesses in the quarter—led by North America and China—but were offset by continuing delays in the award of large projects, especially in the mining and oil and gas sectors. Strong revenue growth was driven by the execution of the order backlog. Service revenues remained stable versus the same quarter a year ago.

Power Products: Industrial and power distribution demand remained steady in the quarter and utilities continued to make selective investments in power transmission. Higher revenues reflect delivery from the order backlog while service volumes grew faster than total revenues.

Power Systems: Orders declined on a combination of the postponement of large order awards and increased project selectivity that is part of the division’s strategic repositioning. Revenues were higher across most businesses in the quarter on execution of the order backlog. Service revenues also grew.

Earnings overview

Operational EBITDA

Operational EBITDA in the third quarter of 2013 amounted to $1.6 billion, an increase of 10 percent versus the same period a year earlier.

The Group’s operational EBITDA margin increased to 15.7% from 15.3%, mainly reflecting the positive impact of higher volumes. Cost savings and productivity improvements more than compensated price pressure.

5

Income from operations and net income

Income from operations amounted to approximately $1.3 billion, 16 percent higher compared to the same quarter in 2012.

Net income for the quarter increased 10 percent to $835 million, in line with operational EBITDA. Basic earnings per share in the third quarter amounted to $0.36 versus $0.33 a year earlier. Year to date, basic EPS increased 8 percent and operational EPS(5) increased 7 percent.

2013 Q3 earnings and cash flows by division

$ millions unless	Operational EBITDA		Change	Operational EBITDA margin		Cash flows from operating activities		Change
otherwise indicated	Q3 2013	Q3 2012	in US$	Q3 2013	Q3 2012	Q3 2013	Q3 2012	in US$
Discrete Automation and Motion	476	437	+9%	18.8%	18.9%	526	393	+34%
Low Voltage Products	395	366	+8%	19.7%	19.5%	435	334	+30%
Process Automation	289	233	+24%	13.6%	12.3%	271	230	+18%
Power Products	389	374	+4%	14.6%	14.8%	207	258	-20%
Power Systems	141	109	+29%	7.0%	5.9%	(118)	(294)	n/a
Corporate and other (incl. inter-division eliminations)	(52)	(36)	n/a	n/a		(80)	(153)	n/a
ABB Group	1,638	1,483	+10%	15.7%	15.3%	1,241	768	+62%

Discrete Automation and Motion: Operational EBITDA increased on higher revenues, while margins remained steady.

Low Voltage Products: The operational EBITDA margin increased through a combination of successful cost management and growth in a number of higher-margin product businesses.

Process Automation: The growth in operational EBITDA and margins primarily reflects the strong revenue increase as well as improved project execution compared to the same quarter in 2012.

Power Products: Operational EBITDA increased on higher revenues while the operational EBITDA margin reflects a different revenue mix compared to the same period a year ago.

Power Systems: The increase in operational EBITDA margin reflects the combination of higher revenues, better project execution and improved cost management compared to the same period in 2012.

Cash flow and balance sheet

ABB reported cash from operations of $1,241 million compared to $768 million in the third quarter of 2012. Net working capital as a percentage of revenues(5) amounted to 18 percent, an increase of 1 percentage point versus the end of the same quarter a year earlier.

ABB’s net debt(5) at the end of the quarter was $3.4 billion, as at the end of June, and includes the impact from the net payment in July of approximately $750 million for the acquisition of Power-One.

6

Management changes and organizational update

ABB announced earlier this week a realignment of responsibilities in the Group Executive Committee (EC) to put a strong focus on acquisition integration and the significantly expanded North American business portfolio. Under these changes, Greg Scheu, who is currently responsible for Marketing and Customer Solutions (MC) on the EC, will lead the Group’s global acquisition integration efforts and take over responsibility for North America, ABB’s largest geographical market. Scheu will retain responsibility for ABB’s service business, while the remaining activities of MC will be taken up by other members of the EC. All changes will be effective November 1, 2013.

Earlier in the third quarter, ABB announced the appointment of Jean-Christophe Deslarzes to its Executive Committee as Head of Human Resources (HR), effective November 15, 2013. He brings a proven track record as a successful leader of HR in global companies to the role and has significant operational and integration experience. He succeeds Gary Steel, who is retiring.

In an orderly internal succession, Pekka Tiitinen was appointed to ABB’s Executive Committee as head of the Discrete Automation and Motion division as of September 15, 2013. He previously led ABB’s global Drives and Controls business through a period of significant organic growth and profitability improvement. He succeeded Ulrich Spiesshofer, who took over as ABB CEO.

Strategic initiatives

Ulrich Spiesshofer, who assumed the role of CEO on September 15, 2013, said the executive team intends to focus on three key areas in the coming quarters: driving profitable organic and inorganic growth; stronger collaboration across the organization to improve ABB’s offering to its customers and lift productivity; and “relentless execution” across the business operations.

“We have made good progress against our 2011 to 2015 goals and will continue to execute on that plan,” Spiesshofer said. “At the same time, there are significant opportunities for us to step up our performance and deliver even greater value to our customers—together.”

Profitable growth will be driven by increasing the market penetration of existing customer segments by combining offerings across different businesses more effectively and continuously enhancing customer intimacy and service. This will include both new products and innovative packages and solutions of existing offerings and services.

Greater collaboration across businesses will deliver significantly greater value to customers by offering a more integrated set of solutions. It will also lift productivity in areas like sales, product development and order fulfillment. “It’s clear that we can do more to make our customers more competitive, to improve our own productivity and to accelerate profitable growth,” Spiesshofer said.

Management focus on execution will include not only consistent delivery of cost savings equivalent to 3-5 percent of cost of goods sold every year, but also stricter management of net working capital to lift cash flow as well as driving excellence in the integration of newly acquired businesses.

Outlook

Our long-term demand drivers—such as the need for greater industrial productivity, more reliable and efficient power delivery and the development of renewable energies—remain in place. Early-cycle macroeconomic developments remain positive but several forward-looking indicators contain mixed signals and we still face some near-term market uncertainty.

In this environment, we will continue to execute on our 2011-15 plan. Growth will be supported by delivering from our large order backlog as well as increasing the focus on market penetration, innovation and expansion. We will continue to drive cost savings and productivity improvements equivalent to 3-5 percent of cost of sales every year through improved supply management, better quality and higher returns on investments in sales and R&D.

We remain committed to delivering higher cash to shareholders and improving the cash return on our invested capital.

7

More information

The 2013 Q3 results press release is available from October 24, 2013, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorcenter, where a presentation for investors will also be published.

A video from Chief Executive Officer Ulrich Spiesshofer on ABB’s third-quarter 2013 results will be available at 06:30 a.m. Central European Time (CET) today at www.youtube.com/abb.

ABB will host a media conference call starting at 10:00 a.m. CET. Callers from the US and Canada should dial +1 631 570 5613 (Toll-Free). U.K. callers should dial +44 203 059 58 62. From Sweden +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Lines will be open 15 minutes before the conference starts. Playback of the call will start 1 hour after the call ends and will be available for 24 hours: Playback numbers: +44 207 108 62 33 (U.K.), +41 91 612 43 30 (rest of Europe) or +1 866 416 25 58 (U.S./Canada). The code is 15906, followed by the # key. The recorded session will also be available as a podcast 1 hour after the end of the call and can be downloaded from www.abb.com/news.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (2:00 p.m. in the UK, 9:00 a.m. EDT). Callers should dial +1 866 291 41 66 from the US/Canada (toll-free), +44 203 059 58 62 from the U.K., +46 8 5051 00 31 (Sweden) or +41 58 310 50 00 from the rest of the world. Callers are requested to phone in 15 minutes before the start of the call. The recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website. You will find the link to access the podcast at www.abb.com/investorcenter.

Investor calendar 2013-2014

Fourth-quarter 2013 results	February 13, 2014
First-quarter 2014 results	April 29, 2014
Annual General Meeting, Zurich, Switzerland	April 30, 2014
Second-quarter 2014 results	July 24, 2014
Third-quarter 2014 results	October 22, 2014

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 150,000 people.

Zurich, October 24, 2013

Ulrich Spiesshofer, CEO

Important notices

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

This press release also contains non-GAAP measures of performance. Definitions of these measures and reconciliations between these measures and their GAAP counterparts can be found in “Supplemental financial information” attached to this press release.

For more information please contact:

Media Relations: Thomas Schmidt, Antonio Ligi (Zurich, Switzerland) Tel: +41 43 317 65 68 Fax: +41 43 317 79 58 media.relations@ch.abb.com	Investor Relations: Switzerland: Tel. +41 43 317 71 11 USA: Tel. +1 919 856 38 27 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 CH-8050 Zurich, Switzerland

8

Key figures

$ millions		Q3 13	Q3 12	Change		9M 13	9M 12	Change
				US$	Local			US$	Local
Orders	ABB Group	9,089	9,295	-2%	-2%	28,893	29,715	-3%	-3%
	Discrete Automation and Motion	2,410	2,266	6%	6%	7,287	7,372	-1%	-1%
	Low Voltage Products	1,938	1,861	4%	3%	5,852	4,853	21%	20%
	Process Automation	1,688	1,706	-1%	0%	5,976	6,493	-8%	-8%
	Power Products	2,450	2,401	2%	3%	7,905	8,309	-5%	-5%
	Power Systems	1,216	1,765	-31%	-30%	4,160	5,613	-26%	-25%
	Corporate and other (incl. inter-division eliminations)	(613)	(704)			(2,287)	(2,925)
Revenues	ABB Group	10,535	9,745	8%	9%	30,475	28,315	8%	8%
	Discrete Automation and Motion	2,539	2,306	10%	10%	7,228	6,916	5%	4%
	Low Voltage Products	2,001	1,880	6%	6%	5,707	4,668	22%	22%
	Process Automation	2,128	1,904	12%	13%	6,236	5,926	5%	6%
	Power Products	2,692	2,526	7%	7%	7,962	7,649	4%	4%
	Power Systems	2,062	1,901	8%	10%	6,075	5,580	9%	10%
	Corporate and other (incl. inter-division eliminations)	(887)	(772)			(2,733)	(2,424)
Income from operations	ABB Group	1,324	1,146	16%		3,564	3,195	12%
	Discrete Automation and Motion	403	362	11%		1,101	1,098	0%
	Low Voltage Products	315	278	13%		809	597	36%
	Process Automation	270	224	21%		727	690	5%
	Power Products	346	324	7%		975	949	3%
	Power Systems	127	72	76%		340	197	73%
	Corporate and other (incl. inter-division eliminations)	(137)	(114)			(388)	(336)
Income from operations %	ABB Group	12.6%	11.8%			11.7%	11.3%
	Discrete Automation and Motion	15.9%	15.7%			15.2%	15.9%
	Low Voltage Products	15.7%	14.8%			14.2%	12.8%
	Process Automation	12.7%	11.8%			11.7%	11.6%
	Power Products	12.9%	12.8%			12.2%	12.4%
	Power Systems	6.2%	3.8%			5.6%	3.5%
Operational EBITDA	ABB Group	1,638	1,483	10%		4,657	4,182	11%
	Discrete Automation and Motion	476	437	9%		1,320	1,300	2%
	Low Voltage Products	395	366	8%		1,082	849	27%
	Process Automation	289	233	24%		800	744	8%
	Power Products	389	374	4%		1,170	1,124	4%
	Power Systems	141	109	29%		469	345	36%
	Corporate and other (incl. inter-division eliminations)	(52)	(36)			(184)	(180)
Operational EBITDA %	ABB Group	15.7%	15.3%			15.3%	14.8%
	Discrete Automation and Motion	18.8%	18.9%			18.3%	18.8%
	Low Voltage Products	19.7%	19.5%			19.0%	18.2%
	Process Automation	13.6%	12.3%			12.8%	12.6%
	Power Products	14.6%	14.8%			14.7%	14.7%
	Power Systems	7.0%	5.9%			7.7%	6.2%

9

Orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	9M 13	9M 12	US$	Local	9M 13	9M 12	US$	Local
Europe	10,034	9,979	1%	-1%	10,482	10,255	2%	1%
The Americas	8,341	8,701	-4%	-3%	8,892	7,652	16%	18%
Asia	7,808	7,856	-1%	0%	8,163	7,743	5%	6%
Middle East and Africa	2,710	3,179	-15%	-12%	2,938	2,665	10%	13%
Group total	28,893	29,715	-3%	-3%	30,475	28,315	8%	8%

Operational EBITDA

	ABB		Discrete Automation and Motion		Low Voltage Products		Process Automation		Power Products		Power Systems
$ in millions	Q3 13	Q3 12	Q3 13	Q3 12	Q3 13	Q3 12	Q3 13	Q3 12	Q3 13	Q3 12	Q3 13	Q3 12
Revenues	10,535	9,745	2,539	2,306	2,001	1,880	2,128	1,904	2,692	2,526	2,062	1,901
FX/commodity timing differences on Revenues	(90)	(70)	(13)	2	—	(4)	(7)	(15)	(22)	(1)	(49)	(54)
Operational revenues	10,445	9,675	2,526	2,308	2,001	1,876	2,121	1,889	2,670	2,525	2,013	1,847

Income from operations	1,324	1,146	403	362	315	278	270	224	346	324	127	72
Depreciation	206	183	38	35	48	40	18	16	46	42	20	19
Amortization	121	124	36	31	32	38	5	4	7	9	25	26
including total acquisition-related amortization of	100	104	34	30	30	36	4	3	6	7	23	24
Restructuring and restructuring-related expenses	40	21	3	9	11	5	2	(1)	11	8	11	(1)
Acquisition-related expenses and certain non-operational items	60	49	12	2	4	20	1	1	10	1	—	—
FX/commodity timing differences in income from operations	(113)	(40)	(16)	(2)	(15)	(15)	(7)	(11)	(31)	(10)	(42)	(7)
Operational EBITDA	1,638	1,483	476	437	395	366	289	233	389	374	141	109

Operational EBITDA margin (%)	15.7%	15.3%	18.8%	18.9%	19.7%	19.5%	13.6%	12.3%	14.6%	14.8%	7.0%	5.9%

(1) Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are reported in results tables

(2) See Reconciliation of operational EBITDA to Income from continuing operations before taxes in Note 14 to the Interim Consolidated Financial Information (unaudited)

(3) Base orders are orders of less than $15 million

(4) 9-month 2012 figures include the results of Thomas & Betts for the period mid-May to September 2012.

(5) For reconciliations of non-GAAP measures, see the “Supplemental financial information” attachment to this press release

10

Supplemental financial information

September 30, 2013

ABB presents the following financial measures to supplement its Interim Consolidated Financial Information (unaudited) which is prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). These supplemental financial measures are, or may be, considered non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC).

While ABB’s management believes that the non-GAAP financial measures herein are useful in evaluating ABB’s operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Interim Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for the nine and three months ended September 30, 2013.

Operational EBITDA margin

Definition

Operational EBITDA

Operational EBITDA represents income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, and acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Operational revenues

Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

Operational EBITDA margin

Operational EBITDA margin is Operational EBITDA as a percentage of Operational revenues.

Reconciliation

	Nine months ended September 30, 2013
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	7,228	5,707	6,236	7,962	6,075	(2,733)	30,475
Foreign exchange/commodity timing differences in total revenues
Unrealized gains and losses on derivatives	(9)	4	6	3	(7)	—	(3)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	—	9	5	(4)	—	10
Unrealized foreign exchange movements on receivables (and related assets)	1	(2)	(4)	(16)	6	—	(15)

Operational revenues	7,220	5,709	6,247	7,954	6,070	(2,733)	30,467

Income from operations	1,101	809	727	975	340	(388)	3,564

Depreciation and amortization	204	241	65	163	135	158	966
Restructuring and restructuring-related expenses	7	17	14	38	16	2	94
Acquisition-related expenses and certain non-operational items	19	9	2	10	1	51	92
Foreign exchange/commodity timing differences in income from operations
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(15)	7	(12)	(12)	(28)	(7)	(67)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	4	4	(3)	—	6
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	3	(1)	—	(8)	8	—	2

Operational EBITDA	1,320	1,082	800	1,170	469	(184)	4,657

Operational EBITDA margin (%)	18.3%	19.0%	12.8%	14.7%	7.7%	—	15.3%

	Nine months ended September 30, 2012
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	6,916	4,668	5,926	7,649	5,580	(2,424)	28,315
Foreign exchange/commodity timing differences in total revenues
Unrealized gains and losses on derivatives	5	(13)	(22)	(22)	(91)	(1)	(144)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	—	(3)	2	40	1	39
Unrealized foreign exchange movements on receivables (and related assets)	(3)	6	1	21	7	1	33

Operational revenues	6,917	4,661	5,902	7,650	5,536	(2,423)	28,243

Income from operations	1,098	597	690	949	197	(336)	3,195

Depreciation and amortization	192	159	60	155	129	146	841
Restructuring and restructuring-related expenses	5	10	7	27	3	3	55
Acquisition-related expenses and certain non-operational items	7	104	1	1	3	4	120
Foreign exchange/commodity timing differences in income from operations
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(2)	(28)	(22)	(37)	(37)	1	(125)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	—	3	6	41	1	50
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	1	7	5	23	9	1	46

Operational EBITDA	1,300	849	744	1,124	345	(180)	4,182

Operational EBITDA margin (%)	18.8%	18.2%	12.6%	14.7%	6.2%	—	14.8%

	Three months ended September 30, 2013
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	2,539	2,001	2,128	2,692	2,062	(887)	10,535
Foreign exchange/commodity timing differences in total revenues
Unrealized gains and losses on derivatives	(20)	(4)	(13)	(19)	(71)	—	(127)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	—	5	—	(6)	—	(2)
Unrealized foreign exchange movements on receivables (and related assets)	8	4	1	(3)	28	1	39

Operational revenues	2,526	2,001	2,121	2,670	2,013	(886)	10,445

Income from operations	403	315	270	346	127	(137)	1,324

Depreciation and amortization	74	80	23	53	45	52	327
Restructuring and restructuring-related expenses	3	11	2	11	11	2	40
Acquisition-related expenses and certain non-operational items	12	4	1	10	—	33	60
Foreign exchange/commodity timing differences in income from operations
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(21)	(18)	(11)	(30)	(61)	(3)	(144)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	—	3	(1)	(6)	—	(5)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	6	3	1	—	25	1	36

Operational EBITDA	476	395	289	389	141	(52)	1,638

Operational EBITDA margin (%)	18.8%	19.7%	13.6%	14.6%	7.0%	—	15.7%

	Three months ended September 30, 2012
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	2,306	1,880	1,904	2,526	1,901	(772)	9,745
Foreign exchange/commodity timing differences in total revenues
Unrealized gains and losses on derivatives	2	(8)	(12)	(19)	(90)	1	(126)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	—	(6)	2	19	1	15
Unrealized foreign exchange movements on receivables (and related assets)	1	4	3	16	17	—	41

Operational revenues	2,308	1,876	1,889	2,525	1,847	(770)	9,675

Income from operations	362	278	224	324	72	(114)	1,146

Depreciation and amortization	66	78	20	51	45	47	307
Restructuring and restructuring-related expenses	9	5	(1)	8	(1)	1	21
Acquisition-related expenses and certain non-operational items	2	20	1	1	—	25	49
Foreign exchange/commodity timing differences in income from operations
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(3)	(17)	(14)	(28)	(49)	2	(109)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	(1)	(1)	3	20	3	24
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	1	3	4	15	22	—	45

Operational EBITDA	437	366	233	374	109	(36)	1,483

Operational EBITDA margin (%)	18.9%	19.5%	12.3%	14.8%	5.9%	—	15.3%

Operational EPS

Definition

Operational net income

Operational net income is calculated as Net income attributable to ABB adjusted for the net-of-tax impact (using the Group’s effective tax rate) of:

i)       restructuring and restructuring-related expenses,

ii)      acquisition-related expenses and certain non-operational items,

iii)     foreign exchange/commodity timing differences in Income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), and

iv)     amortization related to acquisitions.

Amortization related to acquisitions

Amortization expense on intangibles arising upon acquisitions.

Operational EPS

Operational EPS is calculated as Operational net income divided by the weighted-average number of shares used in determining Basic EPS.

Reconciliation

	Nine months ended
	September 30, 2013		September 30, 2012
($ in millions, except per share data in $)		EPS(1)		EPS(1)
Net income (attributable to ABB)	2,262	0.99	2,100	0.92
Restructuring and restructuring-related expenses(2)	67	0.03	40	0.02
Acquisition-related expenses and certain non-operational items(2)	66	0.03	87	0.04
FX/commodity timing differences in Income from operations(2)	(42)	(0.02)	(21)	(0.01)
Amortization related to acquisitions(2)	205	0.09	183	0.08
Operational net income	2,558	1.11	2,389	1.04

	Three months ended
	September 30, 2013		September 30, 2012
($ in millions, except per share data in $)		EPS(1)		EPS(1)
Net income (attributable to ABB)	835	0.36	759	0.33
Restructuring and restructuring-related expenses(2)	29	0.01	16	0.01
Acquisition-related expenses and certain non-operational items(2)	43	0.02	36	0.02
FX/commodity timing differences in Income from operations(2)	(82)	(0.04)	(30)	(0.01)
Amortization related to acquisitions(2)	72	0.03	77	0.03
Operational net income	897	0.39	858	0.37

(1) EPS amounts are computed separately, therefore the sum of the per share amounts shown may not equal to the total.

(2) Net of tax at Group effective tax rate.

Net debt

Definition

Net debt

Net debt is defined as Total debt less Cash and marketable securities.

Total debt

Total debt is the sum of Short-term debt and current maturities of long-term debt, and Long-term debt.

Cash and marketable securities

Cash and marketable securities is the sum of Cash and equivalents and Marketable securities and short-term investments.

Reconciliation

($ in millions)	September 30, 2013	December 31, 2012
Short-term debt and current maturities of long-term debt	567	2,537
Long-term debt	7,553	7,534
Total debt	8,120	10,071

Cash and equivalents	4,296	6,875
Marketable securities and short-term investments	380	1,606
Cash and marketable securities	4,676	8,481

Net debt	3,444	1,590

Net debt to EBITDA

Definition

Net debt to EBITDA is calculated as Net debt divided by Income from operations adjusted to exclude depreciation and amortization for the trailing twelve months.

Reconciliation

($ in millions)	September 30, 2013	December 31, 2012

Net debt (as defined above)	3,444	1,590

EBITDA
Income from operations for the three months ended:
September 30, 2013	1,324	—
June 30, 2013	1,188	—
March 31, 2013	1,052	—
December 31, 2012	863	863
September 30, 2012	—	1,146
June 30, 2012	—	1,001
March 31, 2012	—	1,048
Depreciation and amortization for the three months ended:
September 30, 2013	327	—
June 30, 2013	318	—
March 31, 2013	321	—
December 31, 2012	341	341
September 30, 2012	—	307
June 30, 2012	—	281
March 31, 2012	—	253
Total EBITDA for the trailing twelve months	5,734	5,240

Net debt to EBITDA	0.6	0.3

Net working capital as a percentage of revenues

Definition

Net working capital

Net working capital is the sum of i) receivables, net, ii) inventories, net, and iii) prepaid expenses; less iv) accounts payable, trade, v) billings in excess of sales, vi) advances from customers, vii) non-trade payables, and viii) accrued expenses and deferred income.

Adjusted revenues for the trailing twelve months

Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant balance sheet date adjusted to estimate the impact of annualizing revenues of certain acquisitions which were completed in the same trailing twelve month period.

Net working capital as a percentage of revenues

Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the trailing twelve months.

Reconciliation

	September 30,
($ in millions)	2013	2012
Net working capital:
Receivables, net	12,632	11,626
Inventories, net	6,634	6,659
Prepaid expenses	330	322
Accounts payable, trade	(5,103)	(4,697)
Billings in excess of sales	(1,746)	(1,924)
Advances from customers	(1,770)	(1,795)
Non-trade payables(1)	(1,371)	(1,390)
Accrued expenses and deferred income(1)	(2,228)	(2,098)
Net working capital	7,378	6,703

Total revenues for the three months ended:
September 30, 2013 / 2012	10,535	9,745
June 30, 2013 / 2012	10,225	9,663
March 31, 2013 / 2012	9,715	8,907
December 31, 2012 / 2011	11,021	10,571
Adjustment to annualize revenues of certain acquisitions(2)	—	1,519
Adjusted revenues for the trailing twelve months	41,496	40,405

Net working capital as a percentage of revenues	17.8%	16.6%

(1) Amount is included within Other current liabilities at September 30, 2013.

(2) Thomas & Betts, acquired in May 2012.

Finance net

Definition

Finance net is calculated as Interest and dividend income less Interest and other finance expense.

Reconciliation

	Nine months ended September 30,
($ in millions)	2013	2012
Interest and dividend income	50	55
Interest and other finance expense	(299)	(238)
Finance net	(249)	(183)

	Three months ended September 30,
($ in millions)	2013	2012
Interest and dividend income	15	17
Interest and other finance expense	(122)	(94)
Finance net	(107)	(77)

Book-to-bill ratio

Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.

Reconciliation

($ in millions)	Nine months ended September 30, 2013
Orders received	28,893
Total revenues	30,475

Book-to-bill ratio	0.95

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Nine months ended		Three months ended
($ in millions, except per share data in $)	Sep. 30, 2013	Sep. 30, 2012	Sep. 30, 2013	Sep. 30, 2012

Sales of products	25,733	23,728	8,948	8,227
Sales of services	4,742	4,587	1,587	1,518
Total revenues	30,475	28,315	10,535	9,745
Cost of products	(18,441)	(16,890)	(6,369)	(5,835)
Cost of services	(2,984)	(2,970)	(992)	(987)
Total cost of sales	(21,425)	(19,860)	(7,361)	(6,822)
Gross profit	9,050	8,455	3,174	2,923
Selling, general and administrative expenses	(4,424)	(4,180)	(1,476)	(1,393)
Non-order related research and development expenses	(1,055)	(1,074)	(351)	(358)
Other income (expense), net	(7)	(6)	(23)	(26)
Income from operations	3,564	3,195	1,324	1,146
Interest and dividend income	50	55	15	17
Interest and other finance expense	(299)	(238)	(122)	(94)
Income from continuing operations before taxes	3,315	3,012	1,217	1,069
Provision for taxes	(944)	(828)	(336)	(274)
Income from continuing operations, net of tax	2,371	2,184	881	795
Income (loss) from discontinued operations, net of tax	(15)	4	(3)	(1)
Net income	2,356	2,188	878	794
Net income attributable to noncontrolling interests	(94)	(88)	(43)	(35)
Net income attributable to ABB	2,262	2,100	835	759

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,277	2,096	838	760
Net income	2,262	2,100	835	759

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.99	0.91	0.36	0.33
Net income	0.99	0.92	0.36	0.33

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.99	0.91	0.36	0.33
Net income	0.98	0.92	0.36	0.33

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,296	2,293	2,297	2,293
Diluted earnings per share attributable to ABB shareholders	2,303	2,295	2,305	2,295

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	Nine months ended		Three months ended
($ in millions)	Sep. 30, 2013	Sep. 30, 2012	Sep. 30, 2013	Sep. 30, 2012

Total comprehensive income, net of tax	2,376	2,441	1,315	1,209
Total comprehensive income attributable to noncontrolling interests, net of tax	(84)	(88)	(40)	(45)
Total comprehensive income attributable to ABB shareholders, net of tax	2,292	2,353	1,275	1,164

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Sep. 30, 2013	Dec. 31, 2012

Cash and equivalents	4,296	6,875
Marketable securities and short-term investments	380	1,606
Receivables, net	12,632	11,575
Inventories, net	6,634	6,182
Prepaid expenses	330	311
Deferred taxes	914	869
Other current assets	734	584
Total current assets	25,920	28,002

Property, plant and equipment, net	6,050	5,947
Goodwill	10,646	10,226
Other intangible assets, net	3,432	3,501
Prepaid pension and other employee benefits	71	71
Investments in equity-accounted companies	201	213
Deferred taxes	330	334
Other non-current assets	776	776
Total assets	47,426	49,070

Accounts payable, trade	5,103	4,992
Billings in excess of sales	1,746	2,035
Short-term debt and current maturities of long-term debt	567	2,537
Advances from customers	1,770	1,937
Deferred taxes	307	270
Provisions for warranties	1,346	1,291
Other provisions	1,548	1,575
Other current liabilities	4,346	4,337
Total current liabilities	16,733	18,974

Long-term debt	7,553	7,534
Pension and other employee benefits	2,119	2,290
Deferred taxes	1,274	1,260
Other non-current liabilities	1,663	1,566
Total liabilities	29,342	31,624

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,314,743,264 issued shares at September 30, 2013, and December 31, 2012)	1,734	1,691
Retained earnings	18,661	18,066
Accumulated other comprehensive loss	(2,493)	(2,523)
Treasury stock, at cost (17,954,291 and 18,793,989 shares at September 30, 2013, and December 31, 2012, respectively)	(313)	(328)
Total ABB stockholders’ equity	17,589	16,906
Noncontrolling interests	495	540
Total stockholders’ equity	18,084	17,446
Total liabilities and stockholders’ equity	47,426	49,070

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Nine months ended		Three months ended
($ in millions)	Sep. 30, 2013	Sep. 30, 2012	Sep. 30, 2013	Sep. 30, 2012

Operating activities:
Net income	2,356	2,188	878	794
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	966	841	327	307
Pension and other employee benefits	(11)	(56)	11	(7)
Deferred taxes	(11)	23	36	12
Net gain from sale of property, plant and equipment	(20)	(12)	(5)	(4)
Loss (income) from equity-accounted companies, net	—	1	(7)	(4)
Other	60	104	53	56
Changes in operating assets and liabilities:
Trade receivables, net	(1,046)	(388)	(83)	(131)
Inventories, net	(309)	(466)	43	(90)
Trade payables	(14)	(326)	36	(163)
Billings in excess of sales	(122)	57	(89)	(19)
Provisions, net	(49)	(291)	(9)	(36)
Advances from customers	(107)	32	(156)	(9)
Other assets and liabilities, net	(132)	(366)	206	62
Net cash provided by operating activities	1,561	1,341	1,241	768

Investing activities:
Purchases of marketable securities (available-for-sale)	(424)	(1,429)	(41)	(502)
Purchases of short-term investments	(9)	(30)	(3)	(3)
Purchases of property, plant and equipment and intangible assets	(692)	(838)	(240)	(302)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(883)	(3,686)	(858)	(70)
Proceeds from sales of marketable securities (available-for-sale)	1,362	1,655	20	159
Proceeds from maturity of marketable securities (available-for-sale)	114	—	61	—
Proceeds from short-term investments	41	27	1	—
Other investing activities	119	34	88	37
Net cash used in investing activities	(372)	(4,267)	(972)	(681)

Financing activities:
Net changes in debt with original maturities of 90 days or less	(557)	103	(154)	(488)
Increase in debt	442	5,279	90	429
Repayment of debt	(1,823)	(903)	(81)	(176)
Delivery of shares	3	47	1	1
Dividends paid	(1,667)	(1,626)	—	—
Acquisition of noncontrolling interests	(5)	(3)	(1)	(3)
Dividends paid to noncontrolling shareholders	(133)	(121)	(37)	(30)
Other financing activities	(36)	(16)	3	2
Net cash provided by (used in) financing activities	(3,776)	2,760	(179)	(265)

Effects of exchange rate changes on cash and equivalents	8	30	58	88

Net change in cash and equivalents - continuing operations	(2,579)	(136)	148	(90)

Cash and equivalents, beginning of period	6,875	4,819	4,148	4,773
Cash and equivalents, end of period	4,296	4,683	4,296	4,683

Supplementary disclosure of cash flow information:
Interest paid	179	91	16	21
Taxes paid	884	915	243	216

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available- for- sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2012	1,621	16,988	(968)	20	(1,472)	12	(2,408)	(424)	15,777	559	16,336
Comprehensive income:
Net income		2,100							2,100	88	2,188
Foreign currency translation adjustments (net of tax of $(9))			212				212		212		212
Effect of change in fair value of available-for-sale securities (net of tax of $(1))				2			2		2		2
Unrecognized income (expense) related to pensions and other postretirement plans (net of tax of $(7))					—		—		—		—
Change in derivatives qualifying as cash flow hedges (net of tax of $(12))						39	39		39		39
Total comprehensive income									2,353	88	2,441
Changes in noncontrolling interests									—		—
Dividends paid to noncontrolling shareholders									—	(122)	(122)
Dividends paid		(1,626)							(1,626)		(1,626)
Share-based payment arrangements	43								43		43
Delivery of shares	(7)							54	47		47
Call options	10								10		10
Replacement options issued in connection with acquisition	5								5		5
Other	1								1		1
Balance at September 30, 2012	1,673	17,462	(756)	22	(1,472)	51	(2,155)	(370)	16,610	525	17,135

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available- for- sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2013	1,691	18,066	(580)	24	(2,004)	37	(2,523)	(328)	16,906	540	17,446
Comprehensive income:
Net income		2,262							2,262	94	2,356
Foreign currency translation adjustments (net of tax of $(1))			(12)				(12)		(12)	(11)	(23)
Effect of change in fair value of available-for-sale securities (net of tax of $1)				(15)			(15)		(15)		(15)
Unrecognized income (expense) related to pensions and other postretirement plans (net of tax of $(26))					65		65		65	1	66
Change in derivatives qualifying as cash flow hedges (net of tax of $2)						(8)	(8)		(8)		(8)
Total comprehensive income									2,292	84	2,376
Changes in noncontrolling interests	(9)								(9)	4	(5)
Dividends paid to noncontrolling shareholders									—	(133)	(133)
Dividends paid		(1,667)							(1,667)		(1,667)
Share-based payment arrangements	50								50		50
Delivery of shares	(12)							15	3		3
Call options	13								13		13
Replacement options issued in connection with acquisition	2								2		2
Other	(1)								(1)		(1)
Balance at September 30, 2013	1,734	18,661	(592)	9	(1,939)	29	(2,493)	(313)	17,589	495	18,084

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2012.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in testing goodwill for impairment,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current period’s presentation. These changes primarily relate to current liabilities, where amounts previously reported in “Employee and other payables” and “Accrued expenses” have been reclassified to “Other provisions” and “Other current liabilities”.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 2. Recent accounting pronouncements

Applicable in current period

Disclosures about offsetting assets and liabilities

As of January 2013, the Company adopted two accounting standard updates regarding disclosures about amounts of certain financial and derivative instruments recognized in the statement of financial position that are either (i) offset or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. The scope of these updates covers derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending arrangements. These updates are applicable retrospectively and did not have a significant impact on the consolidated financial statements.

Reporting of amounts reclassified out of accumulated other comprehensive income

As of January 2013, the Company adopted an accounting standard update regarding the presentation of amounts reclassified out of accumulated other comprehensive income. Under the update, the Company is required to present, either in a single note or parenthetically on the face of the financial statements, significant amounts reclassified out of accumulated other comprehensive income by the respective income statement line item (if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the reporting period). If a component is not required to be reclassified to net income in its entirety, the Company would instead cross-reference to other U.S. GAAP required disclosures that provide additional information about the amounts. This update is applicable prospectively and resulted in the Company presenting, in a single note, significant reclassifications out of accumulated other comprehensive income (see Note 13).

Applicable for future periods

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity

In March 2013, an accounting standard update was issued regarding the release of cumulative translation adjustments of a parent when it ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity (for the Company, a foreign entity is an entity having a functional currency other than U.S. dollars). Under the update, the Company would recognize cumulative translation adjustments in net income when it ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For foreign equity-accounted companies, a pro rata portion of the cumulative translation adjustment would be recognized in net income upon a partial sale of the equity-accounted company. This update is effective for the Company for annual and interim periods beginning January 1, 2014, and is applicable prospectively. The impact of this update on the consolidated financial statements is dependent on future transactions resulting in derecognition of foreign assets, subsidiaries or foreign equity-accounted companies completed on or after adoption.

Presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carryforward exists

In July 2013, an accounting standard update was issued regarding the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under the update, the Company would present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain defined circumstances. This update is effective for the Company for annual and interim periods beginning January 1, 2014, and is applicable prospectively. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 3. Acquisitions

Acquisitions were as follows:

	Nine months ended September 30,		Three months ended September 30,
($ in millions, except number of acquired businesses)(1)	2013	2012	2013	2012
Acquisitions (net of cash acquired)(2)	873	3,635	859	57
Aggregate excess of purchase price over fair value of net assets acquired(3)	472	3,273	532	30

Number of acquired businesses	6	7	5	3

(1)       Amounts for the nine and three months ended September 30, 2013, relate primarily to the acquisition of Power-One. Amounts for the nine months ended September 30, 2012, relate primarily to the acquisition of Thomas & Betts.

For all periods presented, amounts include adjustments arising during the measurement period of acquisitions. In the nine months ended September 30, 2013, adjustments included in “Aggregate excess of purchase price over fair value of net assets acquired” amounted to $63 million, primarily in respect of a reduction in certain deferred tax liabilities related to Thomas & Betts.

(2)       Excluding changes in cost and equity investments but including $2 million (in the nine and three months ended September 30, 2013) and $5 million (in the nine months ended September 30, 2012) representing the fair value of replacement vested stock options issued to Power-One and Thomas & Betts employees, respectively, at the corresponding acquisition dates.

(3)       Recorded as goodwill.

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s Interim Consolidated Financial Information since the date of acquisition.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

On July 25, 2013, the Company acquired all outstanding shares of Power-One, Inc. (Power-One) for $6.35 per share in cash. The resulting cash outflows for the Company amounted to $737 million, representing $705 million for the purchase of the shares (net of cash acquired) and $32 million related to the cash settlement of Power-One stock options held at the acquisition date. Power-One is a provider of renewable energy and energy-efficient power conversion and power management solutions, as well as a designer and manufacturer of photovoltaic inverters.

The aggregate preliminary allocation of the purchase consideration for business acquisitions in the nine months ended September 30, 2013, is as follows:

($ in millions)	Allocated amounts	Weighted-average useful life
Intangible assets	245	9 years
Fixed assets	130
Deferred tax liabilities	(168)
Other assets and liabilities, net	131
Goodwill(1)	535
Total consideration (net of cash acquired)	873

(1)          The Company does not expect the majority of goodwill recognized to be deductible for income tax purposes.

On May 16, 2012, the Company acquired all outstanding shares of Thomas & Betts Corporation (Thomas & Betts) for $72 per share in cash. The resulting cash outflows for the Company amounted to $3,700 million, representing $3,282 million for the purchase of the shares (net of cash acquired of $521 million), $94 million related to cash settlement of Thomas & Betts stock options held at acquisition date and $324 million for the repayment of debt assumed upon acquisition. Thomas & Betts designs, manufactures and markets components used to manage the connection, distribution, transmission and reliability of electrical power in industrial, construction and utility applications. The acquisition of Thomas & Betts supports the Company’s strategy of expanding its Low Voltage Products operating segment into new geographies, sectors and products, and consequently the goodwill acquired represents the future benefits associated with the expansion of market access and product scope.

Notes to the Interim Consolidated Financial Information (unaudited)

The final allocation of the purchase consideration for Thomas & Betts is as follows:

($ in millions)	Allocated amounts	Weighted-average useful life
Customer relationships	1,169	18 years
Technology	179	5 years
Trade names	155	10 years
Order backlog	12	7.5 months
Intangible assets	1,515	15 years
Fixed assets	458
Debt acquired	(619)
Deferred tax liabilities	(971)
Inventories	300
Other assets and liabilities, net(1)	49
Goodwill(2)	2,649
Total consideration (net of cash acquired)(3)	3,381

(1)       Gross receivables from the acquisition totaled $387 million; the fair value of which was $344 million after rebates and allowance for estimated uncollectable receivables.

(2)       Goodwill recognized is not deductible for income tax purposes.

(3)       Cash acquired in the acquisition totaled $521 million. Additional consideration included $94 million related to the cash settlement of stock options held by Thomas & Betts employees at the acquisition date and $5 million representing the fair value of replacement vested stock options issued to Thomas & Betts employees at the acquisition date. The fair value of these stock options was estimated using a Black-Scholes model.

The Company’s Consolidated Income Statements for the nine and three months ended September 30, 2012, include total revenues of $938 million and $625 million, respectively, related to Thomas & Betts since the date of acquisition. After acquisition-related charges, the Company’s Consolidated Income Statements include a net loss of $8 million and a net income of $30 million, for the nine and three months ended September 2012, respectively, related to Thomas & Betts since the date of acquisition.

The unaudited pro forma financial information in the table below summarizes the combined pro forma results of the Company and Thomas & Betts for the nine and three months ended September 30, 2012, as if Thomas & Betts had been acquired on January 1, 2011.

($ in millions)	Nine months ended September 30, 2012	Three months ended September 30, 2012
Total revenues	29,230	9,745
Income from continuing operations, net of tax	2,298	813

Notes to the Interim Consolidated Financial Information (unaudited)

The unaudited pro forma results above include certain adjustments related to the Thomas & Betts acquisition. The table below summarizes the adjustments necessary to present the pro forma financial information of the Company and Thomas & Betts combined, as if Thomas & Betts had been acquired on January 1, 2011.

	Adjustments
($ in millions)	Nine months ended September 30, 2012	Three months ended September 30, 2012

Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(26)	—
Impact on cost of sales from amortization of order backlog capitalized upon acquisition	8	6
Impact on cost of sales from fair valuing acquired inventory	31	16
Impact on cost of sales from additional depreciation of fixed assets	(12)	—
Interest expense on Thomas & Betts debt	5	—
Impact on selling, general and administrative expenses from Thomas & Betts stock-option plans adjustments	16	—
Impact on selling, general and administrative expenses from acquisition-related costs	56	2
Impact on interest and other finance expense from bridging facility costs	13	—
Other	(5)	—
Income taxes	(6)	(6)
Total pro forma adjustments	80	18

The pro forma results are for information purposes only and do not include any anticipated cost synergies or other effects of the planned integration of Thomas & Betts. Accordingly, such pro forma amounts are not necessarily indicative of the results that would have occurred had the acquisition been completed on the date indicated, nor are they indicative of the future operating results of the combined company.

Changes in total goodwill were as follows:

($ in millions)	Total goodwill
Balance at January 1, 2012	7,269
Additions during the period(1)	2,873
Measurement period adjustments related to prior year acquisitions	22
Exchange rate differences	62
Balance at December 31, 2012	10,226
Additions during the period(2)	535
Measurement period adjustments related to prior year acquisitions	(63)
Exchange rate differences	(52)
Balance at September 30, 2013	10,646

(1)       Includes primarily goodwill of $2,723 million in respect of Thomas & Betts, acquired in May 2012, which has been allocated to the Low Voltage Products operating segment and goodwill in respect of Newave, acquired in February 2012, which has been allocated to the Discrete Automation and Motion operating segment.

(2)       Includes primarily goodwill in respect of Power-One, acquired in July 2013, which has mainly been allocated to the Discrete Automation and Motion operating segment.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 4. Cash and equivalents, marketable securities and short-term investments

Current assets

Cash and equivalents, marketable securities and short-term investments consisted of the following:

	September 30, 2013
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,224			2,224	2,224	—
Time deposits	2,073			2,073	2,072	1
Other short-term investments	12			12	—	12
Debt securities available-for-sale:
– U.S. government obligations	102	3	(1)	104	—	104
– European government obligations	23	1	—	24	—	24
– Other government obligations	2	—	—	2	—	2
– Corporate	74	4	—	78	—	78
Equity securities available-for-sale	153	10	(4)	159	—	159
Total	4,663	18	(5)	4,676	4,296	380

	December 31, 2012
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,784			2,784	2,784	—
Time deposits	3,993			3,993	3,963	30
Other short-term investments	15			15	—	15
Debt securities available-for-sale:
– U.S. government obligations	152	8	(1)	159	—	159
– Other government obligations	3	—	—	3	—	3
– Corporate	236	9	—	245	128	117
Equity securities available-for-sale	1,271	12	(1)	1,282	—	1,282
Total	8,454	29	(2)	8,481	6,875	1,606

Non-current assets

Included in “Other non-current assets” are certain held-to-maturity marketable securities pledged in respect of a certain non-current deposit liability. At September 30, 2013, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $103 million, $18 million and $121 million, respectively. At December 31, 2012, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $97 million, $27 million and $124 million, respectively. The maturity dates of these securities range from 2014 to 2021.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 5. Financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposures, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). In certain locations where the price of electricity is hedged, up to a maximum of 90 percent of the forecasted electricity needs, depending on the length of the forecasted exposures, are hedged. Swap and futures contracts are used to manage the associated price risks of commodities.

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally are designated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Volume of derivative activity

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives:

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts
($ in millions)	September 30, 2013	December 31, 2012	September 30, 2012
Foreign exchange contracts	19,070	19,724	19,008
Embedded foreign exchange derivatives	3,425	3,572	3,555
Interest rate contracts	3,575	3,983	3,092

Notes to the Interim Consolidated Financial Information (unaudited)

Derivative commodity contracts:

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

		Total notional amounts
Type of derivative	Unit	September 30, 2013	December 31, 2012	September 30, 2012
Copper swaps	metric tonnes	44,155	45,222	38,046
Aluminum swaps	metric tonnes	4,750	5,495	6,308
Nickel swaps	metric tonnes	24	21	24
Lead swaps	metric tonnes	7,900	13,025	11,900
Zinc swaps	metric tonnes	350	225	100
Silver swaps	ounces	2,194,738	1,415,322	1,357,380
Electricity futures	megawatt hours	403,532	334,445	459,782
Crude oil swaps	barrels	111,918	135,471	147,820

Equity derivatives:

At September 30, 2013, December 31, 2012, and September 30, 2012, the Company held 72 million, 67 million and 68 million cash-settled call options on ABB Ltd shares with a total fair value of $44 million, $26 million and $23 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At September 30, 2013, and December 31, 2012, “Accumulated other comprehensive loss” included net unrealized gains of $29 million and $37 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at September 30, 2013, net gains of $22 million are expected to be reclassified to earnings in the following 12 months. At September 30, 2013, the longest maturity of a derivative classified as a cash flow hedge was 69 months.

The amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and recognized in earnings due to ineffectiveness in cash flow hedge relationships were not significant in the nine and three months ended September 30, 2013 and 2012.

Notes to the Interim Consolidated Financial Information (unaudited)

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” (OCI) and the Consolidated Income Statements were as follows:

Nine months ended September 30, 2013
Type of derivative designated as	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	25	Total revenues	40	Total revenues	—
		Total cost of sales	(6)	Total cost of sales	—
Commodity contracts	(6)	Total cost of sales	(3)	Total cost of sales	—
Cash-settled call options	5	SG&A expenses(1)	3	SG&A expenses(1)	—
Total	24		34		—

Nine months ended September 30, 2012
Type of derivative designated as	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	75	Total revenues	47	Total revenues	—
		Total cost of sales	(8)	Total cost of sales	—
Commodity contracts	9	Total cost of sales	(2)	Total cost of sales	—
Cash-settled call options	(7)	SG&A expenses(1)	(11)	SG&A expenses(1)	—
Total	77		26		—

Three months ended September 30, 2013
Type of derivative designated as	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	25	Total revenues	16	Total revenues	—
		Total cost of sales	—	Total cost of sales	—
Commodity contracts	7	Total cost of sales	(2)	Total cost of sales	—
Cash-settled call options	(2)	SG&A expenses(1)	1	SG&A expenses(1)	—
Total	30		15		—

Three months ended September 30, 2012
Type of derivative designated as	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	55	Total revenues	20	Total revenues	—
		Total cost of sales	(6)	Total cost of sales	—
Commodity contracts	7	Total cost of sales	—	Total cost of sales	—
Cash-settled call options	6	SG&A expenses(1)	—	SG&A expenses(1)	—
Total	68		14		—

(1)  SG&A expenses represent “Selling, general and administrative expenses”.

Derivative gains of $28 million and $16 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the nine months ended September 30, 2013 and 2012, respectively. During the three months ended September 30, 2013 and 2012, derivative gains of $12 million and $10 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the nine and three months ended September 30, 2013 and 2012, was not significant.

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Nine months ended September 30, 2013
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(16)	Interest and other finance expense	16

Nine months ended September 30, 2012
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	12	Interest and other finance expense	(12)

Three months ended September 30, 2013
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	24	Interest and other finance expense	(24)

Three months ended September 30, 2012
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	2	Interest and other finance expense	(2)

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

Notes to the Interim Consolidated Financial Information (unaudited)

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Nine months ended September 30,		Three months ended September 30,
not designated as a hedge	Location	2013	2012	2013	2012
Foreign exchange contracts	Total revenues	(61)	286	145	234
	Total cost of sales	50	(198)	(20)	(113)
	SG&A expenses(1)	(1)	(3)	1	(2)
	Interest and other finance expense	112	(17)	149	36
Embedded foreign exchange contracts	Total revenues	76	(147)	3	(84)
	Total cost of sales	(1)	29	8	19
Commodity contracts	Total cost of sales	(46)	24	21	27
	Interest and other finance expense	1	1	—	2
Interest rate contracts	Interest and other finance expense	(3)	2	(3)	1
Total		127	(23)	304	120

(1) SG&A expenses represent “Selling, general and administrative expenses”.

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	September 30, 2013
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	26	12	5	4
Commodity contracts	1	—	2	—
Interest rate contracts	—	28	—	3
Cash-settled call options	11	31	—	—
Total	38	71	7	7
Derivatives not designated as hedging instruments:
Foreign exchange contracts	299	48	110	26
Commodity contracts	6	—	20	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	59	26	53	20
Total	364	76	183	47
Total fair value	402	147	190	54

Thereof, subject to close-out netting agreements	311	87	117	27

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2012
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	34	20	14	6
Commodity contracts	1	—	1	—
Interest rate contracts	15	31	—	2
Cash-settled call options	9	16	—	—
Total	59	67	15	8
Derivatives not designated as hedging instruments:
Foreign exchange contracts	204	62	84	20
Commodity contracts	7	1	11	1
Cash-settled call options	—	1	—	—
Embedded foreign exchange derivatives	26	13	86	40
Total	237	77	181	61
Total fair value	296	144	196	69

Thereof, subject to close-out netting agreements	245	113	93	28

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at September 30, 2013, and December 31, 2012, have been presented on a gross basis.

Note 6. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:                       Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs

Notes to the Interim Consolidated Financial Information (unaudited)

include exchange-traded equity securities, listed derivatives which are actively traded such as commodity futures and interest rate futures, and certain actively-traded debt securities.

Level 2:                       Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, foreign exchange forward contracts and foreign exchange swaps, as well as financing receivables and debt.

Level 3:                       Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable inputs).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Recurring fair value measures

The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:

	September 30, 2013
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—Corporate	—	—	—	—
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	—	159	—	159
Debt securities—U.S. government obligations	104	—	—	104
Debt securities—European government obligations	24	—	—	24
Debt securities—Other government obligations	—	2	—	2
Debt securities—Corporate	—	78	—	78
Available-for-sale securities in “Other non-current assets”
Equity securities	—	—	—	—
Derivative assets—current in “Other current assets”	—	402	—	402
Derivative assets—non-current in “Other non-current assets”	—	147	—	147

Liabilities
Derivative liabilities—current in “Other current liabilities”	2	188	—	190
Derivative liabilities—non-current in “Other non-current liabilities”	—	54	—	54

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2012
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—Corporate	—	128	—	128
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	1,279	—	1,282
Debt securities—U.S. government obligations	159	—	—	159
Debt securities—European government obligations	—	—	—	—
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	117	—	117
Available-for-sale securities in “Other non-current assets”
Equity securities	2	—	—	2
Derivative assets—current in “Other current assets”	—	296	—	296
Derivative assets—non-current in “Other non-current assets”	—	144	—	144

Liabilities
Derivative liabilities—current in “Other current liabilities”	4	192	—	196
Derivative liabilities—non-current in “Other non-current liabilities”	—	69	—	69

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•                  Available-for-sale securities in “Cash and equivalents”, “Marketable securities and short-term investments” and “Other non-current assets”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, then these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

•                  Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the nine and three months ended September 30, 2013 and 2012.

Notes to the Interim Consolidated Financial Information (unaudited)

Disclosure about financial instruments carried on a cost basis

The fair values of financial instruments carried on a cost basis were as follows:

	September 30, 2013
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months)
Cash	2,224	2,224	—	—	2,224
Time deposits	2,072	—	2,072	—	2,072
Marketable securities and short-term investments (excluding available-for-sale securities)
Time deposits	1	—	1	—	1
Other short-term investments	12	12	—	—	12
Short-term loans in “Receivables, net”	7	—	7	—	7
Other non-current assets
Loans granted	57	—	59	—	59
Held-to-maturity securities	103	—	121	—	121
Restricted cash and cash deposits	252	71	219	—	290

Liabilities
Short-term debt and current maturities of long-term debt, excluding finance lease liabilities	541	166	375	—	541
Long-term debt, excluding finance lease liabilities	7,453	7,592	36	—	7,628
Non-current deposit liabilities in “Other non-current liabilities”	279	—	338	—	338

	December 31, 2012
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months)
Cash	2,784	2,784	—	—	2,784
Time deposits	3,963	—	3,963	—	3,963
Marketable securities and short-term investments (excluding available-for-sale securities)
Time deposits	30	—	30	—	30
Other short-term investments	15	15	—	—	15
Short-term loans in “Receivables, net”	7	—	7	—	7
Other non-current assets
Loans granted	58	—	59	—	59
Held-to-maturity securities	97	—	124	—	124
Restricted cash and cash deposits	271	80	242	—	322

Liabilities
Short-term debt and current maturities of long-term debt, excluding finance lease liabilities	2,512	1,328	1,184	—	2,512
Long-term debt, excluding finance lease liabilities	7,449	7,870	39	—	7,909
Non-current deposit liabilities in “Other non-current liabilities”	283	—	359	—	359

Notes to the Interim Consolidated Financial Information (unaudited)

The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

•                  Cash and equivalents (excluding available-for-sale debt securities with original maturities up to 3 months), Marketable securities and short-term investments (excluding available-for-sale securities), and Short-term loans in “Receivables, net”: The carrying amounts approximate the fair values, as the items are short-term in nature.

•                  Other non-current assets: Includes financing receivables (including loans granted) whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs). Includes held-to-maturity securities (see Note 4) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs). Includes restricted cash whose fair values approximates the carrying amounts and a cash deposit pledged in respect of a certain non-current deposit liability whose fair value is determined using a discounted cash flow methodology based on current market interest rates (Level 2 inputs).

•                  Short-term debt and current maturities of long-term debt, excluding finance lease liabilities: Includes commercial paper, bank borrowings and overdrafts as well as bonds maturing in the next 12 months. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance lease liabilities, approximate their fair values.

•                  Long-term debt excluding finance lease liabilities: Fair values of outstanding bonds are determined using quoted market prices (Level 1 inputs). The fair values of other debt are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).

•                  Non-current deposit liabilities in “Other non-current liabilities”: The fair values of certain non-current deposit liability is determined using a discounted cash flow methodology based on current market interest rates (Level 2 inputs).

Note 7. Credit quality of receivables

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer specific data. If an amount has not been settled within its contractual payment term then it is considered past due. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Accounts receivable balances are charged off against the related allowance when the Company believes that the amount will not be recovered.

The Company has a group-wide policy on the management of credit risk. The policy includes a credit assessment methodology to assess the creditworthiness of customers and assign to those customers a risk category on a scale from “A” (lowest likelihood of loss) to “E” (highest likelihood of loss), as shown in the following table:

Risk category:	Equivalent Standard & Poor’s rating
A	AAA to AA-
B	A+ to BBB-
C	BB+ to BB-
D	B+ to CCC-
E	CC+ to D

Third-party agencies’ ratings are considered, if available. For customers where agency ratings are not available, the customer’s most recent financial statements, payment history and other relevant information are considered in the assignment to a risk category. Customers are assessed at least

Notes to the Interim Consolidated Financial Information (unaudited)

annually or more frequently when information on significant changes in the customer’s financial position becomes known. In addition to the assignment to a risk category, a credit limit per customer is set.

Information on the credit quality of trade receivables (excluding those with a contractual maturity of one year or less) is presented below.

Receivables classified as current assets

The gross amounts of trade receivables (excluding those with a contractual maturity of one year or less) and the related allowance for doubtful accounts, recorded in receivables, net, were as follows:

	Trade receivables (excluding those with a contractual maturity of one year or less)
($ in millions)	September 30, 2013	December 31, 2012
Recorded gross amount:
- Individually evaluated for impairment	408	335
- Collectively evaluated for impairment	272	326
Total	680	661
Allowance for doubtful accounts:
- From individual impairment evaluation	(40)	(42)
- From collective impairment evaluation	(11)	(11)
Total	(51)	(53)
Recorded net amount	629	608

Changes in the trade receivables’ allowance for doubtful accounts (excluding those with a contractual maturity of one year or less) were as follows:

	Nine months ended September 30,
($ in millions)	2013	2012

Balance at January 1,	53	50
Reversal of allowance	(6)	(6)
Additions to allowance	9	6
Amounts written off	—	(1)
Exchange rate differences	(5)	(4)
Balance at September 30,	51	45

	Three months ended September 30,
($ in millions)	2013	2012

Balance at July 1,	50	42
Reversal of allowance	(1)	—
Additions to allowance	4	2
Amounts written off	—	(1)
Exchange rate differences	(2)	2
Balance at September 30,	51	45

Notes to the Interim Consolidated Financial Information (unaudited)

The following table shows the credit risk profile, on a gross basis, of trade receivables (excluding those with a contractual maturity of one year or less) based on the internal credit risk categories which are used as a credit quality indicator:

	Trade receivables (excluding those with a contractual maturity of one year or less)
($ in millions)	September 30, 2013	December 31, 2012
Risk category:
A	171	279
B	266	238
C	160	90
D	69	48
E	14	6
Total gross amount	680	661

The following table shows an aging analysis, on a gross basis, of trade receivables (excluding those with a contractual maturity of one year or less):

	September 30, 2013
	Past due
($ in millions)	0 – 30 days	30 – 60 days	60 – 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at September 30, 2013(1)	Total
Trade receivables (excluding those with a contractual maturity of one year or less)	31	11	5	71	8	554	680

	December 31, 2012
	Past due
($ in millions)	0 – 30 days	30 – 60 days	60 – 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at December 31, 2012(1)	Total
Trade receivables (excluding those with a contractual maturity of one year or less)	83	3	4	38	14	519	661

(1)          Trade receivables (excluding those with a contractual maturity of one year or less) principally represent contractual retention amounts that will become due subsequent to the completion of the long-term contract.

At September 30, 2013, and December 31, 2012, other financing receivables were not significant.

Receivables classified as non-current assets

At September 30, 2013, and December 31, 2012, the net recorded amounts of loans granted were $57 million and $58 million, respectively, and were included in other non-current assets (see Note 6). The related allowance for doubtful accounts was not significant at both dates. The changes in such allowance were not significant during the nine and three months ended September 30, 2013 and 2012.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 8. Debt

The Company’s total debt at September 30, 2013, and December 31, 2012, amounted to $8,120 million and $10,071 million, respectively.

Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of long-term debt” consisted of the following:

($ in millions)	September 30, 2013	December 31, 2012
Short-term debt	540	1,531
Current maturities of long-term debt	27	1,006
Total	567	2,537

Short-term debt primarily represents short-term loans from various banks and issued commercial paper.

In June 2013, the Company repaid at maturity the EUR 700 million 4.625% bonds.

Long-term debt

The Company’s long-term debt at September 30, 2013, and December 31, 2012, amounted to $7,553 million and $7,534 million, respectively.

Note 9. Commitments and contingencies

Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean-up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. A portion of one of the acquired entities’ remediation liability is indemnified by a prior owner. Accordingly, an asset equal to that portion of the remediation liability is included in “Other non-current assets”.

The total effect of the above environmental obligations on the Company’s Consolidated Balance Sheets was as follows:

($ in millions)	September 30, 2013	December 31, 2012
Environmental provisions included in:
Other provisions	39	33
Other non-current liabilities	83	73
	122	106

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Notes to the Interim Consolidated Financial Information (unaudited)

Contingencies—Regulatory, Compliance and Legal

Antitrust

In January 2007, the European Commission granted the Company full immunity from fines under its leniency program for the Company’s involvement in anti-competitive practices in the Gas Insulated Switchgear (GIS) business. The Company’s GIS business remains under investigation for alleged anti-competitive practices in certain other jurisdictions, including Brazil. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

In October 2009, the European Commission fined the Company euro 33.75 million (equivalent to $49 million on date of payment) for its involvement in anti-competitive practices in the power transformers business. In September 2012, the German Antitrust Authority (Bundeskartellamt) fined one of the Company’s German subsidiaries euro 8.7 million (equivalent to approximately $11 million on date of payment) for its involvement in anti-competitive practices in the German power transformers business. The Company did not appeal either decision and it paid both fines in full.

The Company’s cables business is under investigation for alleged anti-competitive practices in a number of jurisdictions, including the European Union and Brazil. The Company has received the European Commission’s Statement of Objections concerning its investigation into the cables business and in June 2012 participated in the related Oral Hearing before the European Commission. The Company has also received an initial summary of the Brazilian Antitrust Authority’s (CADE) allegations regarding its investigation into the cables business. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage, except, with respect to the Brazilian investigation, where the Company expects an unfavorable outcome.

In May 2012, the Brazilian Antitrust Authority opened an investigation into certain power businesses of the Company, including its FACTS and power transformers business. An informed judgment about the outcome of this investigation or the amount of potential loss or range of loss for the Company, if any, relating to this investigation cannot be made at this stage.

With respect to the foregoing matters which are still ongoing, management is cooperating fully with the antitrust authorities.

Suspect payments

In April 2005, the Company voluntarily disclosed to the United States Department of Justice (DoJ) and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews.

In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company’s subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC have agreed to allow the Company to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013. Further to the Fraud Section of the DoJ determining that the Company has fully complied with all its obligations under the deferred prosecution agreement, on October 1, 2013, the competent court in the U.S. agreed to dismiss all criminal charges against the Company in relation to these matters.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anti-competitive practices. Also, the Company is subject to other various legal proceedings, investigations,

Notes to the Interim Consolidated Financial Information (unaudited)

and claims that have not yet been resolved. With respect to the above-mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At September 30, 2013, and December 31, 2012, the Company had aggregate liabilities of $210 million and $211 million, respectively, included in “Other provisions” and “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	Maximum potential payments
($ in millions)	September 30, 2013	December 31, 2012
Performance guarantees	148	149
Financial guarantees	78	83
Indemnification guarantees	50	190
Total	276	422

In respect of the above guarantees, the carrying amounts of liabilities at September 30, 2013, and December 31, 2012, were not significant.

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $65 million and $78 million at September 30, 2013, and December 31, 2012, respectively, and is subject to foreign exchange fluctuations. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company is engaged in executing a number of projects as a member of consortia that include third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to six years. At September 30, 2013, and December 31, 2012, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $69 million and $57 million, respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Financial guarantees

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At September 30, 2013, and December 31, 2012, the Company had a maximum potential amount payable of $78 million and $83 million, respectively, under financial guarantees outstanding. Of these amounts, $15 million and $19 million, respectively, was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees for which maximum potential losses could be calculated are described below.

The Company issued, to the purchasers of Lummus Global, guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of September 30, 2013, and December 31, 2012, was $50 million.

The Company issued, to the purchasers of its interest in Jorf Lasfar Energy Company S.C.A., guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable under such guarantees was $140 million at December 31, 2012. During the second quarter of 2013, a settlement agreement was reached and the Company has no further obligations with respect to these guarantees at September 30, 2013.

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2013	2012

Balance at January 1,	1,291	1,324
Warranties assumed through acquisitions	104	4
Claims paid in cash or in kind	(182)	(158)
Net increase in provision for changes in estimates, warranties issued and warranties expired	134	72
Exchange rate differences	(1)	20
Balance at September 30,	1,346	1,262

Note 10. Employee benefits

The Company operates defined benefit and defined contribution pension plans and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company’s employee benefit plans is December 31. The funding policies of the Company’s plans are consistent with the local government and tax requirements. The Company also has several pension plans that are not required to be funded by local government and tax requirements.

Notes to the Interim Consolidated Financial Information (unaudited)

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

	Nine months ended September 30,
	2013	2012	2013	2012
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	188	171	1	1
Interest cost	281	294	7	9
Expected return on plan assets	(361)	(369)	—	—
Amortization of prior service cost	26	31	(7)	(7)
Amortization of net actuarial loss	93	62	3	3
Net periodic benefit cost	227	189	4	6

	Three months ended September 30,
	2013	2012	2013	2012
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	64	62	—	—
Interest cost	97	107	3	4
Expected return on plan assets	(124)	(134)	—	—
Amortization of prior service cost	10	11	(3)	(3)
Amortization of net actuarial loss	30	21	1	1
Net periodic benefit cost	77	67	1	2

Employer contributions were as follows:

	Nine months ended September 30,
	2013	2012	2013	2012
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	316	249	11	13
Of which, discretionary contributions to defined benefit pension plans	139	58	—	—

	Three months ended September 30,
	2013	2012	2013	2012
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	193	78	4	4
Of which, discretionary contributions to defined benefit pension plans	139	19	—	—

During the nine and three months ended September 30, 2013, the Company contributed available-for-sale debt securities having a fair value at the contribution date of $135 million to one of the Company’s pension plans in Germany.

The Company expects to make contributions totaling approximately $456 million and $20 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 11. Stockholders’ equity

At the Annual General Meeting of Shareholders in April 2013, shareholders approved the payment of a dividend of 0.68 Swiss francs per share. The dividend was paid in May 2013 and amounted to $1,667 million.

Note 12. Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share

	Nine months ended September 30,		Three months ended September 30,
($ in millions, except per share data in $)	2013	2012	2013	2012

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,277	2,096	838	760
Income (loss) from discontinued operations, net of tax	(15)	4	(3)	(1)
Net income	2,262	2,100	835	759

Weighted-average number of shares outstanding (in millions)	2,296	2,293	2,297	2,293

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.99	0.91	0.36	0.33
Income (loss) from discontinued operations, net of tax	—	0.01	—	—
Net income	0.99	0.92	0.36	0.33

Diluted earnings per share

	Nine months ended September 30,		Three months ended September 30,
($ in millions, except per share data in $)	2013	2012	2013	2012

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,277	2,096	838	760
Income (loss) from discontinued operations, net of tax	(15)	4	(3)	(1)
Net income	2,262	2,100	835	759

Weighted-average number of shares outstanding (in millions)	2,296	2,293	2,297	2,293
Effect of dilutive securities:
Call options and shares	7	2	8	2
Dilutive weighted-average number of shares outstanding	2,303	2,295	2,305	2,295

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.99	0.91	0.36	0.33
Income (loss) from discontinued operations, net of tax	(0.01)	0.01	—	—
Net income	0.98	0.92	0.36	0.33

Notes to the Interim Consolidated Financial Information (unaudited)

Note 13. Reclassifications out of accumulated other comprehensive loss

The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net of tax:

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2013	(580)	24	(2,004)	37	(2,523)

Other comprehensive (loss) income before reclassifications	(23)	(3)	(16)	20	(22)
Amounts reclassified from OCI	—	(12)	82	(28)	42
Total other comprehensive (loss) income	(23)	(15)	66	(8)	20

Less:
Amounts attributable to noncontrolling interests	(11)	—	1	—	(10)
Balance at September 30, 2013	(592)	9	(1,939)	29	(2,493)

The following table shows details of amounts reclassified out of OCI in respect of Pension and other postretirement plan adjustments:

($ in millions) Details about OCI components	Location of (gains) losses reclassified from OCI	Nine months ended September 30, 2013	Three months ended September 30, 2013

Pension and other postretirement plan adjustments:
Amortization of prior service costs	Net periodic benefit cost(1)	19	7
Amortization of net actuarial losses	Net periodic benefit cost(1)	96	31
Total before tax		115	38
Tax	Provision for taxes	(33)	(10)
Amounts reclassified from OCI		82	28

(1)  These components are included in the computation of net periodic benefit cost (see Note 10).

The amounts in respect of Unrealized gains (losses) on available-for-sale securities and Unrealized gains (losses) of cash flow hedge derivatives are not significant for the nine and three months ended September 30, 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 14. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Discrete Automation and Motion, Low Voltage Products, Process Automation, Power Products and Power Systems. The remaining operations of the Company are included in Corporate and Other.

A description of the types of products and services provided by each reportable segment is as follows:

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, robots and robotics, solar inverters, wind converters, rectifiers, excitation systems, power quality and protection solutions, electric vehicle fast charging infrastructure, components and subsystems for railways, and related services for a wide range of applications in discrete automation, process industries, transportation and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.

•                  Power Products: manufactures and sells high- and medium- voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties.

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor business activities.

The Company evaluates the profitability of its segments based on Operational EBITDA, which represents income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, and acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITDA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

Notes to the Interim Consolidated Financial Information (unaudited)

The following tables present segment revenues, Operational EBITDA, and the reconciliations of consolidated Operational EBITDA to income from continuing operations before taxes for the nine and three months ended September 30, 2013 and 2012, as well as total assets at September 30, 2013, and December 31, 2012.

	Nine months ended September 30, 2013
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	6,493	735	7,228
Low Voltage Products	5,428	279	5,707
Process Automation	6,080	156	6,236
Power Products	6,550	1,412	7,962
Power Systems	5,809	266	6,075
Corporate and Other	115	1,170	1,285
Intersegment elimination	—	(4,018)	(4,018)
Consolidated	30,475	—	30,475

	Nine months ended September 30, 2012
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	6,274	642	6,916
Low Voltage Products	4,409	259	4,668
Process Automation	5,773	153	5,926
Power Products	6,426	1,223	7,649
Power Systems	5,387	193	5,580
Corporate and Other	46	1,108	1,154
Intersegment elimination	—	(3,578)	(3,578)
Consolidated	28,315	—	28,315

	Three months ended September 30, 2013
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	2,286	253	2,539
Low Voltage Products	1,910	91	2,001
Process Automation	2,082	46	2,128
Power Products	2,229	463	2,692
Power Systems	1,972	90	2,062
Corporate and Other	56	388	444
Intersegment elimination	—	(1,331)	(1,331)
Consolidated	10,535	—	10,535

	Three months ended September 30, 2012
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	2,097	209	2,306
Low Voltage Products	1,796	84	1,880
Process Automation	1,856	48	1,904
Power Products	2,142	384	2,526
Power Systems	1,831	70	1,901
Corporate and Other	23	360	383
Intersegment elimination	—	(1,155)	(1,155)
Consolidated	9,745	—	9,745

Notes to the Interim Consolidated Financial Information (unaudited)

	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2013	2012	2013	2012
Operational EBITDA:
Discrete Automation and Motion	1,320	1,300	476	437
Low Voltage Products	1,082	849	395	366
Process Automation	800	744	289	233
Power Products	1,170	1,124	389	374
Power Systems	469	345	141	109
Corporate and Other and Intersegment elimination	(184)	(180)	(52)	(36)
Consolidated Operational EBITDA	4,657	4,182	1,638	1,483
Depreciation and amortization	(966)	(841)	(327)	(307)
Restructuring and restructuring-related expenses	(94)	(55)	(40)	(21)
Acquisition-related expenses and certain non-operational items	(92)	(120)	(60)	(49)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	67	125	144	109
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(6)	(50)	5	(24)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(2)	(46)	(36)	(45)
Income from operations	3,564	3,195	1,324	1,146
Interest and dividend income	50	55	15	17
Interest and other finance expense	(299)	(238)	(122)	(94)
Income from continuing operations before taxes	3,315	3,012	1,217	1,069

	Total assets(1)
($ in millions)	September 30, 2013	December 31, 2012
Discrete Automation and Motion	10,970	9,416
Low Voltage Products	9,570	9,534
Process Automation	4,496	4,847
Power Products	7,897	7,701
Power Systems	8,091	8,083
Corporate and Other	6,402	9,489
Consolidated	47,426	49,070

(1)                                  Total assets are after intersegment eliminations and therefore refer to third-party assets only.

July — September 2013 — Q3

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, call options and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Granted *	Purchased	Sold	Price
Eric Elzvik	30.7.2013	Shares		15,000		CHF 20.55
Greg Scheu	9.8.2013	Call Options	201,250			CHF 0.31
Joseph Hogan	4.9.2013	Shares	132,777			USD 22.00

Key:

* Granted instruments were delivered as part of the ABB Ltd Director’s or Executive Committee Member’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: October 24, 2013	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance